Lear Corporation World Headquarters 21557 Telegraph Road P.O. Box 5008 Southfield, MI 48033 USA
October 16, 2007	Phone (248) 447-1500
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Form S-3 Registration No. 333-38574 Application for Withdrawal Pursuant to Rule 477
Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended, Lear Corporation (the “Company”) respectfully requests and hereby applies for an order from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) granting the immediate withdrawal of the Company’s registration statement on Form S-3 and all exhibits thereto (File No. 333-38574 ), filed with the Commission on June 5, 2000 and declared effective by the Commission on June 15, 2000 (the “Registration Statement”).
Withdrawal of the Registration Statement is requested because the Company does not at this time plan to sell securities of the Company as contemplated by the Registration Statement. No securities were sold pursuant to the prospectus included in the Registration Statement.
If you have any questions regarding this matter, please contact our counsel, Bruce Toth of Winston & Strawn LLP, at (312) 558-5723.

Very truly yours, Lear Corporation
By:	/s/ Daniel A. Ninivaggi
	Name:	Daniel A. Ninivaggi
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary
cc:	Bruce Toth Brian Schafer